UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 9TH, 2022

1. Date, Time and Place: On the May 9th 2022, at 03:30 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and decision on the Management Report and the Financial Information for the period ended March 31th, 2022; (ii) Analysis and decision on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase; and (iii) Election of the members of the Company's Executive Board.

5. RESOLUTIONS: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1       Analysis and decision on the Management Report and the Financial Information for the period ended March 31, 2022: Ms. Daniela Sabbag, Financial Director of the Company, made the presentation about the Financial Information referred to the quarter ended on March 31, 2022. After debates, the members of the Board of Directors, in accordance with the analysis done by the Financial Committee, by the favorable recommendation of the Audit Committee and the Fiscal Council, the unreserved report of the Independent Auditors deliberated to approve the Financial Information referred to the quarter ended on March 31, 2022, together with the Management Report, the Audit Committee Report, the Independent Auditors Report. Further, they authorized the Executive Board of the Company to take all needed measures for the disclosure of the Financial Information hereby approved upon shipment to the Brazilian Securities Exchange Commission - CVM, to B3 S.A. – Brasil, Bolsa, Balcão and to SEC - Securities and Exchange Commission.

5.2       Analysis and decision on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Serie B6, B7 of the Compensation Plan, and to Serie C6, C7 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$1,474,112,83 (one million, four hundred seventy-four thousand, one hundred and twelve reais and eighty-three cents), by means of the issuance of 298,919 (two hundred, ninety-eight thousand, nine hundred and nineteen) common shares, as follows:

(i) 74,342 (seventy-four thousand, three hundred and forty-two) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$743.42 (seven hundred and fourty-three reais and forty-two cents), due to the exercise of options from Series B6; (ii) 85,450 (eighty-five thousand, four hundred and fifty) common shares, at the issuance price of R$10.65 (ten reais and sixty-five cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of $910,042.50 (nine hundred ten thousand, forty-two reais and fifty cents), due to the exercise of options from Series C6; (iii) 66,243 (sixty-six thousand, two hundred and fourty-three) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$662.43 (six hundred and sixty-two reais and forty-three cents), due to the exercise of options from Series B7; (iv) 72,884 (seventy-two thousand, eight hundred and eighty-four) common shares, at the issuance price of R$7.72 (seven reais and seventy-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$562,664.48 (five hundred sixty-two thousand, six hundred and sixty-four reais and fourty-eight cents), due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$1,253,048,594.57 (one billion, two hundred fifty-three million, forty-eight thousand, five hundred ninety-four reais and fifty-seven cents) to R$1.254.522.707,40 (one billion, two hundred and fifty-four million, five houndred and twenty-two thousand, seven hundred and seven reais and fourty cents), fully subscribed and paid for, divided into 1,347,213,151 (one billion, three hundred and fourty-seven million, two hundred and thirteen thousand, one hundred and fifty-one) common shares with no par value.

5.3 Election of the members of the Company's Executive Board: after discussions, Messrs. Members of the Board of Directors resolved to elect the following members to the Company's Executive Board, for a unified term of office of 02 years, ending at the first meeting of the Board of Directors that takes place after the Annual Shareholders' Meeting that approves the accounts for the year of 2023: (i) Belmiro de Figueiredo Gomes, Brazilian, divorced, trader, bearer of identity card RG No. 52.669.074-0, registered in the Individual Taxpayer Registry of the Ministry of Finance (CPF) under No. 805.421.589- 49, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo-SP, 03523-020, for the position of Chief Executive Officer; (ii) Daniela Sabbag Papa, Brazilian, married, business administrator, bearer of Identity Card RG 23.508.281-8 SSP/SP, registered with the CPF/ME under No. 262.945.628-56, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro, for the position of Financial Administrative Director; (iii) Wlamir dos Anjos, Brazilian, married, administrator, bearer of identity card RG No. 16.681.344 SSP/SP, registered with CPF/ME under No. 114.124.288-58, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo-SP, 03523-020, for the position of Commercial Director; (iv) Anderson Barres Castilho, Brazilian, married, trader, bearer of identity card RG No. 64.227.173 SSP/PR, registered with CPF/ME under No. 017.266.429-25, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo-SP, 03523-020, for the position of Director of Operations; and (v) Gabrielle Castelo Branco Helú, Brazilian, married, business administrator, bearer of Identity Card RG 33.765.127-9 SSP/SP, enrolled with CPF/ME under No. 352.485.818-0, resident and domiciled in the City of São Paulo, State of São Paulo, with professional address at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro, for the position of Investor Relations Officer.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, May 9th, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, May 9th, 2022.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.